Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

             Vasogen Provides Update on Phase III Clinical Programs

Toronto, Ontario (June 15, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), today announced an update of its phase III clinical trials of Celacade (TM) (immune modulation therapy) in peripheral arterial disease (PAD) and chronic heart failure. The Company's pivotal phase III, double-blind, placebo-controlled clinical trials, the 500-patient SIMPADICO trial in PAD and the 2,000-patient ACCLAIM trial in chronic heart failure, are ongoing at leading cardiovascular research centers throughout North America. Vasogen's previous guidance for the completion of the ACCLAIM trial remains unchanged, while patient enrollment in the SIMPADICO trial is now expected to be complete by the end of 2004.

"While a modest extension of the recruitment timelines for SIMPADICO appears to be necessary at this time, we do not believe that this will impact our commercialization timeline for Celacade(TM)," stated David Elsley, President and CEO of Vasogen. "Our commercialization plan remains to enter the U.S. market in both of our cardiovascular disease indications simultaneously - a strategy aimed at maximizing early physician adoption, market penetration and reimbursement value."

Based on projected patient recruitment rates, previously stated guidance anticipated completion of recruitment into the SIMPADICO trial during Q3, 2004, whereas a continuation of the current rate of recruitment would achieve full enrollment by the end of 2004. Based on this, the PAD trial is expected to complete its primary endpoint during the second quarter of 2005. Vasogen's SIMPADICO trial is investigating the impact of Celacade(TM) on improving the symptom of intermittent claudication in PAD and is designed to support regulatory approval and marketing in North America and Europe. The primary endpoint of SIMPADICO is the change in maximal treadmill walking distance over six months; the primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. SIMPADICO, which was designed by an independent steering committee made up of thought leaders in vascular medicine, will enroll up to 500 patients with Fontaine stage II disease (symptomatic PAD), and intermittent claudication, at up to 60 clinical sites.

"In my clinical experience, patient enrollment into PAD trials has typically proven to be a challenge given the general lack of awareness of the seriousness of the disease and limited treatment options," stated Dr. Jeffrey Olin, Professor of Medicine at the Mount Sinai School of Medicine, Director of Vascular Medicine Program at The Zena and Michael A. Wiener Cardiovascular Institute in New York, and Principal Investigator for the SIMPADICO trial. "Vasogen has done a great job of overcoming many of the challenges of claudication trials by proactively implementing regionally focused patient recruitment programs and by providing strong support to clinical sites; initiatives that have reflected a continuing increase in the rate of patient accrual. I believe that these efforts, combined with the enthusiasm for this promising therapy amongst my clinical colleagues, will ensure we complete patient enrollment later this year."


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Vasogen,s second pivotal phase III program, the ACCLAIM trial in advanced chronic heart failure patients, is being conducted at cardiac centers throughout the U.S. and Canada and is designed to support regulatory approval and marketing in North America and Europe. The primary outcome measure of the pivotal phase III ACCLAIM trial is the composite endpoint of all-cause mortality or hospitalization for cardiovascular causes (time to first event). The trial, which has been approved to enroll up to 2,016 patients at up to 160 sites, will conclude when a minimum of 701 outcome events have occurred and all patients have been followed for at least six months. Dr. James Young, Chairman, Department of Medicine and Medical Director of the Kaufman Center for Heart Failure at The Cleveland Clinic, is the Chairman of the Steering Committee and Global Principal Investigator for the ACCLAIM trial. The Company expects to complete patient recruitment in the ACCLAIM trial during fiscal Q1 2005.

PAD is a serious condition of impaired blood flow to the extremities resulting from atherosclerosis. It is well established that inflammatory pathways are implicated in the development and progression of atherosclerosis. PAD leads to reduced mobility and is associated with a three-fold increase in the risk of death from heart attack and stroke. It is estimated that in the United States alone, PAD affects approximately seven million people with related healthcare costs exceeding US$10 billion annually.

Chronic heart failure is a debilitating condition in which the heart's ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. Chronic inflammation is recognized as an underlying pathology contributing to the development and progression of chronic heart failure. In North America alone, chronic heart failure affects more than five million people and is associated with costs of medical care exceeding $19 billion annually.

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen's lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. Vasogen is also developing a new class of phospholipid-based drugs, which includes VP025, designed to interact with APCs to regulate cytokine levels and control inflammation.


This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.